United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                          For the month of August 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   (Check One) Form 20-F  X   Form 40-F
                                         ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         (Check One) Yes      No  X
                                         ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                           Companhia Vale do Rio Doce

                                                                   Press Release


                  CVRD Natural Resources Reserve Receives Award

Rio de Janeiro, August 08, 2002 - Companhia Vale do Rio Doce (CVRD) informs that its Natural Resources Reserve, located in Linhares, Espirito Santo, Brazil, received the ECO Award granted by the American Chamber of Commerce in Brazil (AMCHAM) in the environmental protection category. This Natural Resources Reserve, comprising 22,000 hectares of primary Atlantic Forest, has already been declared World Heritage Site of the Discovery Coast by UNESCO. In this Natural Resources Reserve CVRD implemented an innovative management model for a protected area, combining environmental protection with a self sustainable economy.

The award granted to CVRD is a recognition of its commitment with environmental quality. In this specific event, it is guaranteeing the preservation and reproduction of one of the most important ecosystems in Brazil, with one of the largest biodiversities in the world - the Atlantic Forest.

Further information about CVRD Linhares Natural Resources Reserve can be obtained on the website www.cvrd.com.br/linhares.





--------------------------------------------------------------------------------
                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                  (Registrant)


Date:  August 8, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -------------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer